Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

September 5, 2002

02076002

02 SEP 13 AM 11:18

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 405/ 2002**

  Subject: Facts concerning the Report published in Lehman Brothers Equity Research, Satellite Communications Industry Update, #2 Fixed Satellite Services (FSS): Loral's incremental 10-Q disclosure dated August 15, 2002, which referred to Shin Satellite Public Company Limited.

  Date: September 5, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

dlw 9/16

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
THAICOM Nonthaburi 11000
Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

September 5, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 405/ 2002**

  Subject: Facts concerning the Report published in Lehman Brothers Equity Research, Satellite Communications Industry Update, #2 Fixed Satellite Services (FSS): Loral's incremental 10-Q disclosure dated August 15, 2002, which referred to Shin Satellite Public Company Limited.
  Date: September 5, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 5, 2002

Ref. No. SSA405/2002

5 September 2002

Subject: Facts concerning the Report published in Lehman Brothers Equity Research, Satellite Communications Industry Update, #2 Fixed Satellite Services (FSS): Loral's incremental 10-Q disclosure dated August 15, 2002, which referred to Shin Satellite Public Company Limited.

To: The Manager, Stock Exchange of Thailand

Referring to a report on the satellite communications industry written by Mr. William Kidd, an analyst of Lehman Brothers, which was published in Lehman Brothers Equity Research, Satellite Communications Industry Update, #2 Fixed Satellite Services (FSS): Loral's incremental 10-Q disclosure, the main point being that since June 30, 2002, a foreign customer of Space Systems/Loral ("SS/L") had failed to make milestone payments to SS/L to the total amount of US$21 million, and that SS/L had issued a notice of default to the customer requiring it to cure the default by October 14, 2002. Though the author could not get confirmation from the management, he stated his suspicion that the customer was Shin Satellite Plc.

Shin Satellite Plc (the "Company") would like to inform the Stock Exchange of Thailand ("SET") that the reference to the Company in the report was untrue. The Company has engaged SS/L to build the Thaicom-4 satellite (the iPSTAR-1 satellite) and during the period from June 30, 2002 to the present time the Company has fully complied with its milestone payments under the Contract, and SS/L can confirm this. The Company notified Lehman Brothers in New York of the falsity of the reference to the Company in the report and requested it to take immediate remedial steps to prevent further damage to the Company, and Lehman Brothers has informed the Company that it has taken steps to mitigate the damage that has occurred.

The Company is of the opinion that the said report was greatly damaging to the Company's reputation, and the Company's stock ("SATTEL") trading on the SET was severely and adversely affected. The Company would like to inform the SET of the true facts and to provide correct information to investors to enable them to make any decision regarding future investment.